

September 10, 2013

<u>Via E-mail</u>
Mr. Tan Tran
President, Secretary, Treasurer, and Director
JMJP Partners, Inc.
7545 Irvine Center Drive, Suite 200
Irvine, CA 92618

      Re: JMJP Partners, Inc.
            Current Report on Form 8-K
            Filed February 26, 2012
            File No. 0-54824

Dear Mr. Tran:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Very truly yours,

                /s/ Era Anagnosti

                for Pamela A. Long
                Assistant Director